ASX/Media RELEASE	20 November 2006

Transdermal Drug Delivery Program
Collaboration with global electronics company

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has entered into a collaboration with a global electronics and technology company to evaluate its BioSilicon™ technology (nano-structured silicon) for the development of transdermal drug delivery systems. The collaboration combines the expertise of the undisclosed multinational company in the development and production of microelectromechanical systems (MEMS) with pSivida’s core competency in drug delivery.

During the twelve month program, the parties will jointly develop and evaluate a range of biodegradable porous silicon structures, including microneedles, for the controlled release of drugs via the transdermal route.

Transdermal delivery of drugs avoids the use of invasive needle-based injection with its associated pain and discomfort. There is significant interest in transdermal delivery systems for the delivery of a range of therapeutic entities, from conventional small drug molecules to larger peptides, proteins and vaccines. According to Frost & Sullivan, the United States transdermal drug delivery market could reach US$4.5 billion by 2012.

“We are very pleased to have entered into this joint program with a partner who brings considerable materials experience and global industrial presence to complement our drug delivery expertise,” said Dr Roger Brimblecombe, Chairman and CEO of pSivida Limited.

-ENDS-
Released by:

pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents including patents accepted for issuance and over 300 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This document contains forward-looking statements that involve risks and uncertainties including with respect to our potential development of transdermal drug delivery products and the size of the potential market for transdermal drug delivery products generally; and potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: failure of the company and its partner to successfully develop transdermal drug delivery products; failure of there to continue to be synergies between pSivida and Alimera Sciences; failure of Medidur for DME to be an innovative treatment for DME; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the Phase III Medidur™ for DME trial;; our (and our subsidiaries’) failure to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; and failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues;. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.